ANHUI TAIYANG POULTRY CO., INC.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People’s Republic of China

February 3, 2012

VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Tonya Bryan, Esq.

Re:	Anhui Taiyang Poultry Co., Inc. Registration Statement on Form S-1 File No. 333-173700

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Anhui Taiyang Poultry Co., Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, February 7, 2012, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANHUI TAIYANG POULTRY CO., INC. By: /s/ DAVID DODGE Name: David Dodge Title: Chief Financial Officer